UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2023
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated February 27, 2023, announcing the Company’s dividend and earnings report for the fourth quarter of 2022.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-261630), filed with the U.S. Securities and Exchange Commission with an effective date of February 14, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: February 27, 2023	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report December 31, 2022 (Fourth quarter & full year 2022) –  Rates & Dividends are up

Monday, February 27, 2023

The 4Q 2022 Net result is more than $50 million better than the same quarter 2021. The direction of NAT is unquestionably upwards.

Highlights:

1
The average Time Charter Equivalent (TCE) for our spot vessels (15) during the fourth quarter of 2022 came in at $57,340 per day per ship. Including vessels on term contracts (4), the total average NAT TCE was $49,035 per day per ship. This was 76% up from the third quarter of 2022. Our operating costs are about $8,000 per day per vessel.

2
The net profit for 4Q 2022 more than tripled from 3Q 2022 and landed at $36 million or an Earnings per share (EPS) of $0.17. the previous quarter saw a net profit of $10.0 million and an EPS of $0.05. Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) for 4Q 2022 came in with a positive $51.1 million, compared to an adjusted EBITDA of $28.4 million in 3Q 2022. The bulk of our 2022 periodic drydockings took place in the fourth quarter and as such affected our revenues negatively.

3
Strong rates have continued into first quarter this year. So far, 72% of our spot voyage days have been booked at an average TCE of $60,630 per day per ship. With the 1Q 2023 bookings, we expect the first quarter 2023 net results to further improve vis-à-vis the strong 4Q 2022.

4
The dividend for the fourth quarter of 2022 will be 15 cents ($0.15) per share compared to 5 cents in the previous quarter. The Dividend will be payable on March 28, 2023 to shareholders on record as of March 14, 2023.

5
NAT has one of the lowest debt levels among publicly listed tanker companies. Our net debt stood at $197 million equal to $10.3 million per ship at December 31, 2022. The turnaround in the market is further illustrated by our cash position that stood at $59.6 million December 31, 2022 compared to $34.7 million same time a year ago. Currently our cash position is about $90 million.

6
As we have seen in the past, political uncertainty creates demand for the transport of oil. As a consequence of Russia’s invasion of Ukraine and the West’s strong reaction, energy security is of paramount concern.  Oil will have to be sourced from further away than in the past, creating longer voyages. Uncertain times also encourage hoarding among some buyers, adding to demand for oil and for the NAT tankers.

7
NAT in particular stands to benefit from the fact that the supply of Suezmax tankers will remain at historic low levels for at least the next two or three years. Only 14 new ships are currently on order, representing only 2% of the existing fleet. This is a 30 year low. Environmental regulations, increased steel and production costs, and higher interest rates make investing in new ships challenging. A small order book for new tankers has always been positive for our industry.

8
The NAT fleet of versatile suezmax tankers offers flexibility in loading and discharging ports. Through careful voyage planning and adjustment of speed of our vessels, the NAT fleet is reducing emissions.

9	Financial information for the fourth quarter of 2022 and for other periods is included later in this report.

Sincerely

Herbjørn Hansson
founder, Chairman & CEO
Nordic American Tankers Ltd

Our Fleet

As of December 31, 2022 our fleet consisted of 19 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflect the good quality and maintenance of our fleet.

The main operational challenges during the pandemic and now with the conflict in Ukraine have been related to crews and our work to safeguard our seafarers and our ships.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the fourth quarter & full year 2022

For the fourth quarter 2022 the net profit was $36 million or an EPS of $0.17. This is a significant improvement compared with the third quarter 2022, where we recorded a net result of $10.0 million or an EPS of $0.05. For the fourth quarter 2021 we saw a net loss of -$72.9 million or -$0.41 per share.

The average time charter equivalent (TCE) for our fleet during the fourth quarter of 2022 came in at $49,035 per day per ship, up from the third quarter of $27,850 per day per vessel. The strong earnings have continued in the new year and so far in first quarter 2023, 72% of our spot voyage days have been booked at an average TCE of $60,630 per day per ship. This number is on a discharge-to-discharge basis. We currently have fifteen of our nineteen vessels in the spot market.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 5 and 6 of this press release.

Financing

Our Net Debt (total liabilities less current assets) stood at $197 million, which equals $10.3 million per ship based on 19 vessels, as of December 31, 2022.

The details of our two financing arrangements are as follows;

1)
The total outstanding balance to CLMG/Beal Bank (including current portion of the debt), was $129.2 million as of December 31, 2022. The total outstanding balance to CLMG/Beal Bank as of the date of this report is $128.2 million.

2)	The 5 vessels financed through Ocean Yield have as of December 31, 2022 a total outstanding balance of $180.8 million, including current portion of the debt.
Current portion of long term debt is presented in our balance sheet with a total of $39.7 million net of transaction costs. This number includes current portion of the long term debt related to CLMG/Beal Bank of $25.8 million, which includes $15.2 million in excess payment from earnings generated in the fourth quarter. $13.9 million is related to the Ocean Yield financing. Restricted cash of $3.7 million is related to deposits held for future Drydockings of our vessels, in accordance with our borrowing agreement with Beal Bank/CLMG.

We have not utilized the ATM in the fourth quarter.

For the fourth quarter of 2022 a cash dividend of 15 cent ($0.15) per share has been declared. This is our consecutive quarterly dividend number 102.

Payment of the dividend will be on March 28, 2023, to shareholders of record on March 14, 2023.

World Economy and the Tanker Market

As we have seen in the past, political uncertainty creates demand for the transport of oil. As a consequence of Russia’s invasion of Ukraine and the West’s strong reaction, energy security is of paramount concern.  Oil will have to be sourced from further away than in the past, creating longer voyages. Uncertain times also encourages hoarding among some buyers, adding to demand for oil and for the NAT tankers.

We also see a longer-term trend, and that is the increased demand for oil, in particular from Asian economies. Over the last decades, hundreds of millions of people have been lifted out of poverty. A strong middle class has taken root and continues to grow rapidly, producing an ever-expanding appetite for oil.

Finally, NAT in particular stands to benefit from the fact that the supply of Suezmax tankers will remain at historic low levels for at least the next two or three years. Environmental regulations, increased steel and production costs, and higher interest rates make investing in new ships quite challenging. A smaller order book for new tankers has always helped our industry.

The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 573 vessels as of December 31, 2022, with only 14 vessels in order (2% of the world suezmax fleet). This is a historically low orderbook by any measure. Only six suezmax tankers for delivery from the shipyards for the balance of this year and only five Suezmax tankers are in the orderbooks for 2024. For 2025 there is so far only expected 3 vessels for delivery. For comparison, there was 32 Suezmax tankers delivered in 2022 alone.

The available shipyard capacity has to a large extent been booked by bulk, gas and container ships, leaving very limited capacity to build additional Suezmax tankers with quality yards on this side of 2025. This is very good news for the long term market dynamics in our industry and we could potentially see net negative fleet growth in the conventional suezmax market in the coming two to three years.

All of the above are good news for the short- and long term outlook for our tankers. It is our opinion that the tanker markets will continue strong in the coming years.

The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

In an improved market, higher dividends can be expected.

Our current fleet of 19 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended			Twelve Months Ended
	Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Amounts in USD '000

Net Voyage Revenue	71,097	47,382	22,625	168,825	67,496

Vessel Operating Expenses	(15,219)	(14,829)	(16,236)	(63,430)	(67,676)
Depreciation Expenses	(12,732)	(12,299)	(16,278)	(50,421)	(68,352)
Impairment	0	0	(51,905)	(314)	(60,311)
Gain / (Loss) on Disposal of Vessels	5,662	1,173	0	6,005	0
General and Administrative Expenses	(5,086)	(4,282)	(4,356)	(18,798)	(15,620)
Operating Expenses	(27,375)	(30,237)	(88,775)	(126,958)	(211,959)
Net Operating Income (Loss)	43,722	17,145	(66,150)	41,867	(144,463)

Interest Expense	(8,046)	(7,278)	(6,661)	(27,055)	(26,377)
Other Financial Income (Expenses)	356	141	(138)	289	(488)
Total Other Expenses	(7,690)	(7,137)	(6,799)	(26,766)	(26,865)
Net Income (Loss)	36,032	10,008	(72,949)	15,101	(171,328)
Basic and Diluted Earnings (Loss) per Share	0.17	0.05	(0.41)	0.07	(1.05)
Weighted Average Number of Common Shares Outstanding	208,796,444	206,904,866	178,327,023	202,032,942	162,549,611
Common Shares Outstanding	208,796,444	208,796,444	183,694,196	208,796,444	183,694,196

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)
Amounts in USD '000	Dec. 31, 2022	Dec. 31, 2021

Cash and Cash Equivalents	59,583	34,739
Restricted Cash	3,719	9,909
Accounts Receivable, Net	20,474	9,374
Prepaid Expenses	5,975	4,847
Inventory	25,430	20,873
Voyages in Progress	23,997	10,488
Other Current Assets	4,336	1,918
Vessels Held for Sale	0	14,960
Total current assets	143,514	107,108
Vessels, Net	735,134	715,264
Vessels under Construction	0	24,270
Other Non-Current Assets	2,087	4,511
Total Non-Current Assets	737,221	744,045
Total Assets	880,735	851,153

Accounts Payable	6,960	6,552
Accrued Voyage Expenses	11,315	14,985
Other Current Liabilities	15,290	8,561
Current Portion of Long Term Debt	39,700	37,547
Total Current liabilities	73,265	67,645
Long-Term Debt	266,337	283,411
Other Non-Current Liabilities	1,151	1,873
Total Non-current Liabilities	267,488	285,284
Shareholders' Equity	539,982	498,224
Total Liabilities and Shareholders' Equity	880,735	851,153

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Twelve Months Ended	Twelve Months Ended
	Dec. 31, 2022	Dec. 31, 2021
Amounts in USD '000
Net Cash Provided by (Used in) Operating Activities	24,134	(44,458)

Investment in Vessels	(5,116)	(3,868)
Investment in Vessels, Newbuildings	(90,301)	(13,270)
Investment in Other Fixed Assets	0	(589)
Proceeds from Vessel Sales	81,074	14,262
Net Cash Used in Investing Activities	(14,343)	(3,465)

Proceeds from Issuance of Common Stock	49,096	80,051
Proceeds from Borrowing Activities	88,000	0
Repayments of Vessel Financing	(11,476)	(7,958)
Repayment of Borrowing Facility	(93,933)	(30,780)
Financing Transaction Costs	0	(1,100)
Dividends Distributed	(22,682)	(9,700)
Net Cash Provided by Financing Activities	9,005	30,513

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	18,796	(17,409)
Effect of exchange rate changes on Cash	(142)	(13)
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	44,648	62,070
Cash, Cash Equivalents and Restricted Cash at End of Period	63,302	44,648
Cash and Cash Equivalents	59,583	34,739
Restricted Cash	3,719	9,909

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Voyage Revenue	110,207	104,879	55,037	339,340	195,759
Voyage Expense	(39,110)	(57,497)	(32,412)	(170,515)	(128,263)
Net Voyage Revenue (1)	71,097	47,382	22,625	168,825	67,496

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Dec. 31, 2022	Sep. 30, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Net Income (Loss)	36,032	10,009	(72,949)	15,101	(171,328)
Interest Expense	8,046	7,278	6,661	27,055	26,377
Depreciation Expense	12,732	12,299	16,278	50,421	68,352
EBITDA (2)	56,810	29,586	(50,010)	92,577	(76,599)
Impairment and (Gain) / Loss on Disposal of Vessels	(5,662)	(1,173)	51,905	(5,691)	60,311
ADJUSTED EBITDA	51,148	28,413	1,895	86,886	(16,288)

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Alexander Kihle, Finance Manager Nordic American Tankers Ltd Tel: +47 91 72 41 71
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391

Web-site: www.nat.bm